UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On October 9, 2025, Maris-Tech Ltd. (the “Registrant”) issued a press release (the “Press Release”) titled “Maris-Tech to Demonstrate AI-Powered Situational Awareness and Edge Computing Solutions at AUSA 2025,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The first two paragraphs and the section titled “Forward-Looking Statements Disclaimer” in the Press Release are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated October 9, 2025, titled “Maris-Tech to Demonstrate AI-Powered Situational Awareness and Edge Computing Solutions at AUSA 2025.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: October 9, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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